EXHIBIT 99.1



S&W SEED COMPANY REPORTS FISCAL 2011 THIRD QUARTER RESULTS AND COMMENTS ON PREVAILING GROWTH INITIATIVES

FIVE POINTS, Calif — (PR NEWSWIRE) — May 16, 2011 — S&W Seed Company (NasdaqCM:SANW) today announced its fiscal third quarter results for the three and nine months ended March 31, 2011.

"Approximately one year ago this month, we began implementing an aggressive growth strategy focused on fully leveraging S&W's reputation, longstanding industry relationships and agricultural expertise to build a diversified Ag company of enduring value and substance. Volatile market dynamics at play during the past year have proven to be quite challenging for S&W's overall sales performance, resulting in declining revenues for the last several quarters. However, we remain confident that the investments we have made, and will continue to make, to implement and support planned growth initiatives should ultimately prove to be very rewarding for all S&W stakeholders," stated Mark Grewal, President and Chief Executive Officer of S&W.

"Steps we've taken to monetize underutilized capacity at our Five Points milling facility is but one example of how our early efforts are beginning to pay off," continued Grewal. "Sales growth in this area of our business has been pronounced in the past two quarters and is expected to gain greater strength and momentum as we continue to increase the number of independent growers and grain companies for which we clean and process seed and small grains. Moreover, our stevia program, which has been in development since fiscal 2010 and represented a notable portion of the increase in our overhead expenses, is poised to take flight with our first commercial scale planting due to commence within only a matter of days."

"Other strategic initiatives that are expected to contribute to S&W's future growth include our recently announced plan to farm our own crops, rather than strictly contracting alfalfa seed production to local growers. Through our lease of 800 acres of farmland in Kern County, we hope to participate in and financially benefit from the production, milling and sale of other profitable crops complementary to our core alfalfa business that may include wheat, safflower, sorghum and stevia," noted Grewal.

"Following its 2008/2009 market collapse, the U.S. dairy market is now showing signs of stabilizing, which bodes well for the strong recovery of the alfalfa hay market, and in turn, the demand for our alfalfa varieties from domestic growers in the upcoming fall planting season," Grewal added. "Further, early indications from our international distribution channels are suggesting that alfalfa seed sales to the Middle East and North Africa should continue to ramp-up measurably over the next six to nine months, particularly in view of the fact that seed pricing in Saudi Arabia is now on the rise. Our decision to protect our margins and storehouse our seed until market prices in Saudi rebounded should fuel strong and profitable seed sales growth for our Company in the coming year."

Concluding, Grewal stated, "S&W's plans to grow through strategic acquisition and joint ventures remain firmly intact. Our executive management team has been cautiously proceeding with due diligence and negotiations related to several possible transactions, and will continue to consider all new opportunities that may be presented to us."

Financial Highlights When Comparing Three Months Ended March 31, 2011 to Three Months Ended March 31, 2010:
- Total revenues declined 48% to $439,890 from $839,306.
  - o Revenues from seed milling services significantly increased, rising to $236,138 from $1,356.
  - o Revenues from alfalfa seed sales totaled $203,752, down from $837,950. Similarly to what was reported in the first and second quarter periods, seed sales have continued to be challenged by the glut of low price, non-proprietary seed being sold in Saudi Arabia and the downturn in the U.S. dairy industry on which the alfalfa hay market is highly dependent.
- Due primarily to the increase in sales of higher margin milling services, gross profit margin on sales improved to 43% from 17%.
- Total operating expenses increased 100% to $753,179 from $375,899, due to higher expenses relating to the expansion of the Company's sales, marketing and support teams; increased investment in domestic advertising and marketing initiatives; ongoing investment in the development of S&W's new U.S. stevia initiative; ongoing costs of developing new alfalfa seed varieties; and the costs associated with becoming a fully reporting, publicly traded company.
- The net loss was $293,634, or $0.05 loss per basic and diluted common share, compared to a net loss of $204,589, or 0.07 loss per basic and diluted common share.

Financial Highlights When Comparing Nine Months Ended March 31, 2011 to Nine Months Ended March 31, 2010:
- Total revenues were $2,282,689, a 59% decrease from $5,500,504.
  - o Revenues from seed cleaning and processing climbed 51% to $883,198 from $586,442.
  - o Sales of the Company's alfalfa varieties decreased 72% to $1,399,491 from $4,914,062. The sales decline can be primarily attributed to a $2,764,340 decrease in sales to Genetics International, the Company's distributor who sells into Saudi Arabia.
- Gross profit margin on sales rose to 45% from 29%, due to the increase in higher margin sales of seed cleaning and processing services.
- For the reasons previously mentioned, total operating expenses increased 164% to $2,160,417 from $819,021.
- The net loss totaled $629,910, or $0.11 loss per basic and diluted share, compared to net income of $645,141, or $0.22 earnings per basic and diluted shares.

As of March 31, 2011, assets totaled $15.17 million; working capital was $11.45 million; there was zero long-term debt and stockholders' equity totaled $14.71 million.

For more detailed information regarding S&W's third quarter results for Fiscal 2011, please refer to the related 10-Q which will be filed with the U.S. Securities and Exchange Commission later today.

FINANCIAL CHARTS TO FOLLOW

S&W SEED COMPANY
(A DELAWARE CORPORATION)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2011	June 30, 2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,133,439	$ 7,830,517
Accounts receivable, net	1,009,779	2,114,868
Inventories, net	6,601,833	2,714,183
Prepaid expenses and other current assets	31,825	75,901
Deferred tax asset	133,978	184,488
TOTAL CURRENT ASSETS	11,910,854	12,919,957
Property, plant and equipment, net of accumulated depreciation	2,194,956	2,110,503
Other intangibles, net	513,988	548,674
Deferred tax asset - long term	552,595	-
TOTAL ASSETS	$ 15,172,393	$ 15,579,134
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 98,636	$ 294,477
Accounts payable - related party	259,164	1,782
Accrued expenses and other current liabilities	101,439	31,348
TOTAL CURRENT LIABILITIES	459,239	327,607
TOTAL LIABILITIES	459,239	327,607
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized; 5,800,000 issued and outstanding at March 31, 2011 and June 30, 2010	5,800	5,800
Additional paid-in capital	14,574,068	14,482,531
Retained earnings	133,286	763,196
TOTAL STOCKHOLDERS' EQUITY	14,713,154	15,251,527
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,172,393	$ 15,579,134

S&W SEED COMPANY
(A DELAWARE CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2011	**2010**	**2011**	**2010**
Revenue	$ 439,890	$ 839,306	$ 2,282,689	$ 5,500,504
Cost of revenue	249,707	699,172	1,258,468	3,931,166
Gross profit	190,183	140,134	1,024,221	1,569,338
Operating expenses				
Selling, general and administrative expenses	614,820	253,347	1,640,233	551,235
Research and development expenses	77,645	68,088	339,773	106,217
Depreciation and amortization	60,714	54,464	180,411	161,569
Total operating expenses	753,179	375,899	2,160,417	819,021
Income (loss) from operations	(562,996)	(235,765)	(1,136,196)	750,317
Other (income) expense				
Loss on sale of fixed assets	-	-	5,706	-
Interest (income) expense, net	(2,764)	35,426	(9,907)	77,363
Net income (loss) before income tax benefit	(560,232)	(271,191)	(1,131,995)	672,954
Income tax (benefit) expense	(266,598)	(66,602)	(502,085)	(66,602)
Net income (loss) including noncontrolling interests	(293,634)	(204,589)	(629,910)	739,556
Net income attributable to noncontrolling interests	-	-	-	94,415
Net income (loss) attributable to S&W Seed Company	$ (293,634)	$ (204,589)	$ (629,910)	$ 645,141
Net income (loss) attributable to S&W Seed Company per common share:				
Basic	$ (0.05)	$ (0.07)	$ (0.11)	$ 0.22
Diluted	$ (0.05)	$ (0.07)	$ (0.11)	$ 0.22
Weighted average number of common shares outstanding:				
Basic	5,800,000	3,000,000	5,800,000	3,000,000
Diluted	5,800,000	3,000,000	5,800,000	3,000,000

S&W SEED COMPANY
(A DELAWARE CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended March 31,	
	2011	**2010**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) including noncontrolling interests	$ (629,910)	$ 739,556
Adjustments to reconcile net income (loss) from operating activities to net cash used in operating activities		
Accretion of acquisition purchase obligation	-	27,214
Stock based compensation	91,537	-
Depreciation and amortization	180,411	161,569
Loss on disposal of fixed assets	5,706	-
Changes in:		
Accounts receivable	1,105,089	(1,069,491)
Inventories	(3,887,650)	(2,518,678)
Prepaid expenses and other current assets	44,076	(72,790)
Deferred tax asset and income tax receivable	(502,085)	-
Due from related parties	-	63,693
Accounts payable	(195,841)	2,317,323
Accounts payable - related party	257,382	-
Accrued expenses and other current liabilities	70,091	26,219
Net cash used in operating activities	(3,461,194)	(325,385)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(240,384)	(29,635)
Proceeds from disposal of property, plant and equipment	4,500	-
Net cash used in investing activities	(235,884)	(29,635)
CASH FLOWS FROM FINANCING ACTIVITIES		
Withdrawals by owners	-	(79,614)
Equity offering costs	-	(727,727)
Borrowing (repayments) on revolving credit loan	-	1,519,927
Net cash provided by financing activities	-	712,586
NET INCREASE OR (DECREASE) IN CASH	(3,697,078)	357,566
CASH AND CASH EQUIVALENTS, beginning of the period	7,830,517	367
CASH AND CASH EQUIVALENTS, end of period	$ 4,133,439	$ 357,933
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the period for:		
Interest	$ -	$ 34,950
Income taxes	-	-
Non-cash transactions:		
Debt issued for acquisition of minority interests	$ -	$ 819,542

About S&W Seed Company

Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading provider of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. In fiscal 2010, the Company launched a business expansion initiative centered on mass producing stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2010, and other filings made by the Company with the Securities and Exchange Commission.


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi B. Handy, President and CEO (Twitter: dodihandy)
FOR MEDIA: Kathy Addison, COO (Twitter: kathyaddison)
(407) 585-1080 or via email at SANW@efcg.net
